Northern Dynasty: US Army Corps of Engineers releases

Draft Environmental Impact Statement for Alaska’s Pebble Project

February 20, 2019 – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that the US Army Corps of Engineers (the “Corps”) has posted on its website the Draft Environmental Impact Statement (“DEIS”) for southwest Alaska’s Pebble Project, as required under the National Environmental Policy Act (“NEPA”).

The US Army Corps of Engineers will facilitate a formal consultation and public comment process with respect to the Pebble Project DEIS this spring. Further information regarding the EIS process can be found on the Corps’ website at www.pebbleprojecteis.com.

“Our preliminary review of the DEIS shows no major data gaps or substantive impacts associated with a mine at the Pebble site. We see no significant environmental challenges that would preclude the project from getting a permit and believe this shows Alaska stakeholders that there is a clear path forward for this project,” said Pebble Limited Partnership (“Pebble Partnership”) CEO Tom Collier. “I also commend the Corps for their efficient, comprehensive and transparent management of the process thus far.”

“The DEIS is an important milestone and positive development for the Pebble Project,” said Ron Thiessen, CEO of Northern Dynasty. “We want to express our appreciation to the Army Corps of Engineers, the State of Alaska and all of the cooperating agencies and communities.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future events that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements are that the Pebble project will be evaluated based on technical and scientific criteria free from undue political or legal interference. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com. Northern Dynasty does not have control over the contents of the USACE website and therefore Northern Dynasty cannot either endorse the contents or assume responsibility for the website’s contents other than for submissions thereon actually made by Northern Dynasty. The National Environmental Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives. Accordingly, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.